                                                                Exhibit 1.A.5(f)
--------------------------------------------------------------------------------
Endorsement                                     Endorsement Date:  Date of Issue



As of the Endorsement Date, the following is added to the Policy.


EXTENDED MATURITY
The Company agrees to defer the Maturity Date of the Policy to which this Endorsement is attached to the date death proceeds become payable, if that date occurs after the Maturity Date shown in Section 1.

DEATH BENEFIT
The Death Benefit after the original Maturity Date will be equal to the greater of:
*    The Cash Value on the date the death proceeds become payable; and
* The lesser of: the Face Amount of the Policy as of the original Maturity Date; and the Face Amount of the Policy on the policy anniversary on which the Insured is age 80.

CASH VALUE
The Cash Value of the Policy after the original Maturity Date will be calculated as described in the Cash Value of the Policy Section, except that the Monthly Deductions will be equal to zero.

RIDERS
All riders attached to the Policy, which are in effect on the original Maturity Date, will terminate on that Date.

SURRENDER OF THE POLICY
You can surrender the Policy for its Net Cash Value at any time.

PREMIUMS
Premiums and unscheduled payments cannot be made after the original Maturity Date, unless the Company sends you a premium notice as provided for in the Grace Period provision.


NEW ENGLAND LIFE INSURANCE COMPANY
501 Boylston Street, Boston, Massachusetts

  ABCD                  ABCD
President             Secretary

NEL-460-99